CUSIP No. G20045103               SCHEDULE 13G                Page 1 of 9

                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION1
                          WASHINGTON, D.C.  20549

                               SCHEDULE 13G
                               (Rule13d-102)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
   RULES 13d-1(b), (c), and (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(b)

                             (Amendment No. 6)

                  Central European Media Enterprises Ltd.
                            -------------------
                             (Name of Issuer)

                   Class A Common Stock, $.08 par value
                             ----------------
                      (Title of Class of Securities)

                                 G20045103
                                  ------
                              (CUSIP Number)

                             December 31, 2002
                                 ---------
          (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [ ]    Rule 13d-1(b)

          [X] 	 Rule 13d-1(c)

          [ ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. G20045103               SCHEDULE 13G                Page 2 of 9


 1   Name of Reporting Person                   VALUEVEST PARTNERS, L.P.

     IRS Identification No. of Above Person                   94-3226835

 2   Check the Appropriate Box if a member of a Group             (a)  [ ]

                                                                  (b)  [ ]
 3   SEC USE ONLY

 4   Citizenship or Place of Organization                     California

   NUMBER OF       5    Sole Voting Power                              0
    SHARES
 BENEFICIALLY	   6    Shared Voting Power                      192,264
 OWNED BY EACH
   REPORTING	   7    Sole Dispositive Power                         0
  PERSON WITH
                   8    Shared Dispositive Power                 192,264

 9    Aggregate Amount Beneficially Owned by Each                192,264
      Reporting Person

 10   Check Box if the Aggregate Amount in Row (9) Excludes           [ ]
      Certain Shares

 11   Percent of Class Represented by Amount in Row 9               4.2%

 12   Type of Reporting Person                                        PN



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CUSIP No. G20045103               SCHEDULE 13G                Page 3 of 9

 1   Name of Reporting Person          VALUEVEST MANAGEMENT COMPANY, LLC

     IRS Identification No. of Above Person                   94-3226627


 2   Check the Appropriate Box if a member of a                 (a)  [ ]
     Group
                                                                (b)  [ ]

 3   SEC USE ONLY

 4   Citizenship or Place of                                  California
     Organization
   NUMBER OF       5    Sole Voting Power                              0
    SHARES
 BENEFICIALLY	   6    Shared Voting Power                      241,064
 OWNED BY EACH
   REPORTING	   7    Sole Dispositive Power                         0
  PERSON WITH
                   8    Shared Dispositive Power                 241,064

 9    Aggregate Amount Beneficially Owned by Each                241,064
      Reporting Person

 10   Check Box if the Aggregate Amount in Row (9) Excludes           [ ]
      Certain Shares

 11   Percent of Class Represented by Amount                        5.2%
      in Row 9

 12   Type of Reporting                                               IA
      Person


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CUSIP No. G20045103               SCHEDULE 13G                Page 4 of 9

 1   Name of Reporting Person                              MARK B. BAKAR

     IRS Identification No. of Above Person                  ###-##-####

 2   Check the Appropriate Box if a member of a Group           (a)  [ ]

                                                                (b)  [ ]

 3   SEC USE ONLY

 4   Citizenship or Place of                               United States
     Organization
   NUMBER OF       5    Sole Voting Power                              0
    SHARES
 BENEFICIALLY	   6    Shared Voting Power			 241,064
 OWNED BY EACH
   REPORTING	   7    Sole Dispositive Power                         0
  PERSON WITH
                   8    Shared Dispositive Power                 241,064

 9    Aggregate Amount Beneficially Owned by Each                241,064
      Reporting Person

 10   Check Box if the Aggregate Amount in Row (9) Excludes           [ ]
      Certain Shares

 11   Percent of Class Represented by Amount                        5.2%
      in Row 9

 12   Type of Reporting                                               IN
      Person

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CUSIP No. G20045103               SCHEDULE 13G                Page 5 of 9

Item 1(a).  Name of Issuer:

        Central European Media Enterprises Ltd. (the "Issuer")

Item 1(b).  Address of Issuer's Principal Executive Offices:

        Clarendon House, Church Street
        Hamilton
        HM CX Bermuda

Item 2(a).  Names of Persons Filing:

        ValueVest Partners, L.P. ("Partners")

        ValueVest Management Company, LLC ("Management")

        Mark B. Bakar ("Bakar")

Item 2(b).  Address of Principal Business Office or, if none, Residence:

        The business address of each reporting person is 3288 Steiner Street, Suite 200, San Francisco, California 94123.

Item 2(c).  Citizenship:

        Reference is made to Item 4 of each of the cover pages of this
        Schedule 13G, which Items are incorporated by reference herein.

Item 2(d).  Title of Class of Securities:

        Class A Common Stock, $.08 par value ("Common Stock")

Item 2(e).  CUSIP Number:

        G20045103

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

        (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

        (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

        (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

        (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

        (e) [ ] An investment adviser in accordance with  240.13d-1(b)(1)
                (ii)(E);

        (f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

        (g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

        (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

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CUSIP No. G20045103               SCHEDULE 13G                Page 6 of 9

        (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

        (j) [ ] Group, in accordance with  240.13d-1(b)(1)(ii)(J).

        If this statement is filed pursuant to Section 240.13d-1(c), check this box. [X]

Item 4. Ownership.

        Reference is hereby made to Items 5-9 and 11 of each of the cover pages to this Schedule 13G, which Items are incorporated by reference herein.

        Voting and investment decisions concerning the above securities are made by Management as general partner of Partners and investment manager for another investment fund. Management may (but may not) make voting or dispositive decisions concurrently for Partners and the other investment fund. The reporting persons disclaim the existence of a group and the filing of this Schedule shall not be construed as an admission by any reporting person that it is a beneficial owner of any securities other than those directly held by such reporting person.

          Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the individual members, executive officers, and/or managers of Management might be deemed the "beneficial owners" of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.

Item 5. Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X] as to Partners.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

        Not applicable.

Item 8. Identification and Classification of Members of the Group.

        Not applicable.

Item 9. Notice of Dissolution of Group.

          Not applicable.

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CUSIP No. G20045103               SCHEDULE 13G                Page 7 of 9

Item 10.    Certifications.

          By signing below each of the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2003      VALUEVEST MANAGEMENT COMPANY,
                                 LLC

                                 By:/s/Mark B. Bakar
                                    -----------------------
                                    Mark B. Bakar, Managing Member

                                 VALUEVEST PARTNERS, L.P.
                                 By: ValueVest Management
                                 Company, LLC, its General
                                 Partner

                                 By:/s/Mark B. Bakar
                                    ------------------------
                                    Mark B. Bakar, Managing Member

                                 MARK B. BAKAR

                                 /s/Mark B. Bakar
                                 ----------------
                                 Mark B. Bakar

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CUSIP No. G20045103               SCHEDULE 13G                Page 8 of 9

                               EXHIBIT INDEX

       Exhibit A           Joint Filing Undertaking          Page 9

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CUSIP No. G20045103               SCHEDULE 13G                Page 9 of 9

                                 EXHIBIT A

                         JOINT FILING UNDERTAKING

          The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule and any subsequent amendment jointly on behalf of each of such parties.


Dated:  February 14, 2003      VALUEVEST MANAGEMENT COMPANY,
                                 LLC


                                 By:/s/Mark B. Bakar
                                    -----------------------
                                    Mark B. Bakar, Managing Member



                                 VALUEVEST PARTNERS, L.P.
                                 By: ValueVest Management
                                 Company, LLC, its General
                                 Partner


                                 By:/s/Mark B. Bakar
                                    -----------------------
                                    Mark B. Bakar, Managing Member



                                 MARK B. BAKAR


                                 /s/Mark B. Bakar
                                 -----------------------
                                 Mark B. Bakar